Kilopass NVM IP Achieves JEDEC Qualification on High-Demand SMIC 65/55/40nm Processes

Kilopass Secure NVM IP Qualified for 10-Year Life in Mobile Phone and Consumer Electronics SoCs on
SMIC 65/55/40nm Low-Leakage CMOS Logic Processes

Santa Clara, Calif. and Shanghai, China –– January 30, 2013 –– Kilopass Technology Inc., the leading provider of semiconductor logic non-volatile memory (NVM) intellectual property (IP), and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), a leading IC foundry, today announced that Kilopass IP has successfully completed the JEDEC 3-lot qualification for the SMIC 65nm, 55nm and 40nm low-leakage (LL) CMOS process technologies. Kilopass provides designers tamper-resistant, highly reliable NVM IP based on SMIC’s processes. JEDEC qualification assures designers that Kilopass IP used to store mixed-signal trim data, boot code, and security keys for application processors, MCUs and RF transceivers will guarantee operation and data retention for over 10 years.

“The SMIC 65-, 55-, and 40nm LL logic processes are very popular with our mobile phone and consumer electronics customers,” said Tian-Shen Tang, Vice President of Design Services at SMIC. “Kilopass NVM IP on our low-leakage processes provides designers of consumer home electronics and mobile phone SoCs another NVM IP choice for their high-volume designs. The low-leakage processes combine improved performance and reduced power consumption with increased design possibilities and cost efficiencies.”

The JEDEC qualification procedure on the SMIC low-leakage CMOS processes subjected Kilopass IP to standard high temperature operating life (HTOL) and high temperature storage life (HTSL) tests. These tests assure SoC designers that Kilopass IP is reliable for over ten years of operation. The HTOL qualification tests perform a continuous read operation while the memory is subjected to an elevated supply voltage and subjected to a temperature of 125 degrees Celsius. The HTSL test, another JEDEC standard test for predicting device reliability, bakes the Kilopass IP at 150 degrees Celsius unbiased for 1000 hours. During the bake, the NVM memory contents are read at 0, 168, 500, and 1000 hours to confirm data retention.

“We are pleased with our ongoing partnership with SMIC to enable our customers’ OTP solutions to achieve product differentiation and faster time-to-market,” said Linh Hong, vice president of sales and marketing at Kilopass. “Low-power 65nm, 55nm and 40nm are critical nodes for mixed-signal technology. We are seeing increasing demand for OTP at these nodes in multiple fields, from wireless connectivity to video decoding products.”

Availability
Kilopass OTP NVM memory IP has completed JEDEC 3-lot qualification and is available for the following SMIC processes: 40nm, 55nm, 65nm, 130nm, and 180nm. For more details, please contact sales@kilopass.com.

About Kilopass
Kilopass Technology, Inc., a leading supplier of embedded NVM intellectual property, leverages standard logic CMOS processes to deliver one-time programmable (OTP) and many-time programmable (MTP) memory. With 58 patents granted or pending and more than 800,000 wafers shipped from a dozen foundries and Integrated Device Manufacturers (IDM), Kilopass has more than 150 customers in applications ranging from storage of firmware and security codes to calibration data and other application-critical information. The company is headquartered in Santa Clara, Calif. For more information, visit www.kilopass.com or email info@kilopass.com. Follow Kilopass on Twitter at https://twitter.com/kilopass—.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Nanette Collins
Public Relations for Kilopass Technology Inc.
(617) 437-1822
nanette@nvc.com

Jonah McLeod
Kilopass Technology Inc.
(408) 980-8808 x130
j.mcleod@kilopass.com

SMIC — English Media
William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

SMIC — Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com